Exhibit 99.24

Grandview Gold Inc.

(An Exploration Stage Company)

Interim Consolidated Financial Statements

For the Three Months Ended August 31, 2009

(Expressed in Canadian Dollars)

(Unaudited)

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim consolidated financial statements of Grandview Gold Inc. (A Development Stage Enterprise) were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles have been set out in the May 31, 2009 audited consolidated financial statements. Only changes in accounting policies have been disclosed in these unaudited interim consolidated financial statements. Management acknowledges responsibility for the preparation and presentation of the period end unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for ensuring that management fulfills its financial reporting responsibilities and for reviewing and approving the period end unaudited interim consolidated financial statements together with other financial information. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process and the period end unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the period end unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

Management's Report on Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on “Internal Control Over Financial Reporting – Guidance For Smaller Public Companies” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at August 31, 2009.

Conclusion Relating to Disclosure Controls and Procedures

An evaluation was performed under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as defined in the Multilateral Instrument 52-109. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Company’s disclosure controls and procedures were effective as at August 31, 2009.

Notice to Reader

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these unaudited interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

(signed)	(signed)

Paul T. Sarjeant	Ernest Cleave
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
October 12, 2009

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	August 31,	May 31,
(Unaudited)	2009	2009
Assets
Current assets
Cash and cash equivalents	$324,654	$106,593
Short term investments	-	407,493
GST and sundry receivable	10,084	5,707
Prepaid expenses	8,316	12,283
Due from a related party (Note 12(iv))	10,000	10,000
	353,054	542,076

Reclamation bond (Note 5)	14,375	14,332
Mining interests (Note 6)	3,566,827	3,442,793

	$3,934,256	$3,999,201
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$102,019	$72,467
Asset retirement obligation	14,375	14,332
	116,394	86,799

Shareholders' equity	3,817,862	3,912,402

	$3,934,256	$3,999,201

Nature of operations and going concern (Note 1)

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollar)

			Cumulative from
			date of inception
			of the
	Three Months Ended		exploration
	August 31,		stage (March
(Unaudited)	2009	2008	26, 2004)
Expenses
Share-based payments	$368,500	$-	$4,398,625
Investor relations, business development and reporting issuer maintenance costs	17,393	16,824	1,805,204
Professional fees	42,438	30,729	1,266,082
Management services (Note 12)	20,000	74,214	1,363,190
Office and administration	11,934	17,185	681,072
Exploration evaluation expenses	60	-	19,945
Flow-through interest expense	-	-	188,801
Write-down of marketable securities	-	-	25,000
Bad debt	-	-	1,235

	460,325	138,952	9,749,154

Loss before the under noted	(460,325)	(138,952)	(9,749,154)
Interest income	(2,715)	563	86,357
Write-off of mineral properties	-	-	(7,988,830)
Forgiveness of debt	-	-	35,667
Failed merger costs	-	-	(170,000)

Loss before income taxes	(463,040)	(138,389)	(17,785,960)
Future income tax recovery	-	-	1,675,990

Net loss and comprehensive loss for the period	$(463,040)	$(138,389)	$(16,109,970)

Basic loss per share (Note 10)	$(0.01)	$(0.00)

Diluted loss per share (Note 10)	$(0.01)	$(0.00)

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Statements of Accumulated Deficit
(Expressed in Canadian Dollars)

			Cumulative
			from date of
			inception
			of the
			exploration
	Three Months Ended		stage
	August 31,		(March
(Unaudited)	2009	2008	26, 2004)

Accumulated Deficit
Balance at beginning of period	$(19,081,178)	$(11,193,260)	$(3,434,248)
Net loss for the period	(463,040)	(138,389)	(16,109,970)

Balance at end of period	$(19,544,218)	$(11,331,649)	$(19,544,218)

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)

(Unaudited)	Share Capital	Warrants	Contributed Surplus	Accumulated Deficit	Total

At May 31, 2008	$14,202,266	$3,742,570	$4,789,944	$(11,193,260)	$11,541,520
Mineral property acquisition	10,800	-	-	-	10,800
Private placement	416,666	-	-	-	416,666
Cost of issue - cash laid out	(47,833)	-	-	-	(47,833)
Cost of issue - broker warrants valuation	(30,666)	30,666	-	-	-
Flow-through cost of issue	(120,833)	-	-	-	(120,833)
Warrants expired	-	(2,569,432)	2,569,432	-	-
Net loss for the year	-	-	-	(7,887,918)	(7,887,918)

At May 31, 2009	14,430,400	1,203,804	7,359,376	(19,081,178)	3,912,402
Share-based payments	-	-	368,500	-	368,500
Warrants expired	-	(860,218)	860,218	-	-
Net loss for the year	-	-	-	(463,040)	(463,040)

At August 31, 2009	$14,430,400	$343,586	$8,588,094	$(19,544,218)	$3,817,862

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

			Cumulative
			from date of
			inception
			of the
	Three Months Ended		exploration
	August 31,		stage (March
(Unaudited)	2009	2008	26, 2004)

Cash flows from operating activities
Net loss for the period	$(463,040)	$(138,389)	$(16,109,970)
Items not involving cash:
Write-down of marketable securities	-	-	25,000
Forgiveness of debt	-	-	(35,667)
Write-off of bad debts	-	-	1,235
Share-based payments	368,500	-	4,398,625
Future income tax recovery	-	-	(1,675,990)
Accrued interest income-	-	-	(43,903)
Write-off of mineral properties		-	7,988,830
Changes in non-cash working capital items:
GST and sundry receivable	(4,377)	27,114	(9,594)
Prepaid expenses	3,967	(28,457)	(8,316)
Due from a related party	-	-	80,000
Accounts payable and accrued liabilities	29,552	98,889	108,189

Cash flows used in operating activities	(65,398)	(40,843)	(5,281,561)

Cash flows from financing activities
Loans from related parties	-	-	(28,594)
Share/warrant issuance	-	-	18,052,210
Cost of issuance	-	-	(1,776,309)
Proceeds from loan	-	-	175,000
Repayment of loan	-	-	(75,000)

Cash flows provided by financing activities	-	-	16,347,307

Cash flows from investing activities
Purchase of reclamation bond	-	-	(13,090)
Redemption (purchase) of short term investments	407,493	534,805	43,903
Exploration advances	-	-	-
Expenditures on mining interests	(124,034)	(319,901)	(10,681,905)
Due from a related party	-	-	(90,000)

Cash flows provided by (used in) investing activities	$283,459	$214,904	$(10,741,092)

The notes to unaudited interim consolidated financial statements are an integral part of these statements

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows - Continued
(Expressed in Canadian Dollars)

			Cumulative
			from date of
			inception
			of the
	Three Months Ended		exploration
	August 31,		stage (March
(Unaudited)	2009	2008	26, 2004)

Change in cash and cash equivalents during the period	$218,061	$174,061	$324,654

Cash and cash equivalents, beginning of period	106,593	84,856	-

Cash and cash equivalents, end of period	$324,654	$258,917	$324,654

Supplemental Schedule of Non-cash Transactions
Share issuance included in mining interest	$10,800	$-	$574,675
Warrant issuance included in mining interest	$-	$-	$184,750
Share-based payments included in mining interest	$-	$-	$111,475
Interest paid	$-	$-	$45,159

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Statements of Mineral Properties
(Expressed in Canadian Dollars)

			Cumulative
			from date of
			inception
			of the
	Three Months Ended		exploration
	August 31,		stage (March
(Unaudited)	2009	2008	26, 2004)

Pony Creek Carlin Trend Project, Nevada, USA (Note 6)
Balance, beginning of period	$-	$5,679,340	$-

Drilling, assays and related field work	-	70,362	4,684,830
Project administration and general	-	12,241	96,879
Property acquisition and holding costs	-	84,695	1,121,633
Write-off	-	-	(5,903,342)

	-	167,298	-

Balance, end of period	$-	$5,846,638	$-

Red Lake Gold Camp, Ontario, Canada (Note 6)
Balance, beginning of period	$3,442,793	$3,275,971	$-
Drilling, assays and related field work	68,783	87,820	2,998,670
Property acquisition and holding costs	-	11,240	512,906
	68,783	99,060	3,511,576

Balance, end of period	$3,511,576	$3,375,031	$3,511,576

Rice Lake Gold Camp, Manitoba, Canada (Note 6)
Balance, beginning of period	$-	$1,327,639	$-
Drilling, assays and related field work	-	99,417	1,163,762
Project administration and general	-	226	227
Property acquisition and holding costs	-	-	393,123
Government refund	-	(35,300)	-
Write off	-	-	(1,557,112)
	-	64,343	-

Balance, end of period	$-	$1,391,982	$-

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Statements of Mineral Properties Continued
(Expressed in Canadian Dollars)

			Cumulative
			from date of
			inception
			of the
	Three Months Ended		exploration
	August 31,		stage (March
(Unaudited)	2009	2008	26, 2004)

Suyo Property,
Peru (Note 6)
Balance, beginning of period	$-	$-	$-

Drilling, assays and related field work	13,582	-	13,582
Property acquisition and holding costs	41,669	-	41,669

	55,251	-	55,251

Balance, end of period	$55,251	$-	$55,251

Total	$3,566,827	$10,613,651	$3,566,827

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

1.	Nature of Operations and Going Concern

Grandview Gold Inc. (the "Company" or "Grandview") is a gold exploration company focused on exploring and developing gold properties in gold camps of North America.

The Company was incorporated under the laws of the Province of Ontario. The Company was previously in the business of investing significant equity interests in high-technology companies. As at March 26, 2004, the Company changed its direction to a gold exploration company. To date, the Company has not earned significant revenues from gold exploration and is considered to be in the exploration stage. As such, the Company will be applying Accounting Guideline 11 "Enterprises in the Development Stage" as required by the Canadian Institute of Chartered Accountants' ("CICA") Handbook effective March 26, 2004 onward.

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), as applicable to a going concern entity which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The ability of the Company to continue operations is dependent upon obtaining the necessary financing to complete the development of a mineral property. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, as described in the following paragraph. Accordingly, the unaudited interim consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying unaudited interim consolidated financial statements.

The Company's financing efforts to date, while substantial, are not sufficient in and of themselves to enable the Company to fund all aspects of its operations. Management expects that the Company, based upon the underlying value of its exploration projects, will be able to secure the necessary financing to meet the Company’s requirements on an ongoing basis. Nevertheless, there is no assurance that these initiatives will be successful.

2.	Accounting Policies

The unaudited interim financial statements have been prepared by the Company in accordance with GAAP. The preparation of the unaudited interim consolidated financial statements is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements except as noted below. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended May 31, 2009, since they do not contain all disclosures required by GAAP for annual financial statements. These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective unaudited interim periods presented.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

2.	Accounting Policies (Continued)

Goodwill and Intangible Assets

In February 2008, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets” which replaces the existing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The adoption of this new accounting standard had no impact on the unaudited interim consolidated financial statements as of August 31, 2009.

Future Accounting Pronouncements

International Financial Reporting Standards [“IFRS”]

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of IFRS on its consolidated financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling interests". These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - Consolidated and Separate Financial Statements. The Company is in the process of evaluating the requirements of the new standards.

3.	Capital Management

The Company considers its capital structure to consist of share capital, warrants, contributed surplus and accumulated deficit. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition, exploration and development of its mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management team to sustain the future development of the business.

The properties in which the Company currently has an interest are in the exploration stage. As such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration program and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts when economic conditions permit it to do so.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

3.	Capital Management (continued)

Management has chosen to mitigate the risk and uncertainty associated with raising additional capital within current economic conditions by:

(i) minimizing discretionary disbursements;

(ii) reducing or eliminating exploration expenditures which are of limited strategic value; and

(iii) exploring alternate sources of liquidity.

In light of the above, the Company will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient potential and if it has adequate financial resources to do so.

There were no changes in the Company's approach to capital management during the three months period ended August 31, 2009. The Company is not subject to externally imposed capital requirements.

4.	Risk Factors

The Company’s significant mineral properties are Red Lake Gold Camp, Ontario, Canada and Suyo Property, Peru (called the "Properties"). A full des

Unless the Company acquires or develops additional significant properties, the Company will be solely dependent upon these Properties. If no additional mineral properties are acquired by the Company, any adverse development affecting the Properties would have a material adverse effect on the Company's financial condition and results of operations.

The Company's risk exposures and their impact on the Company's financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents, GST and sundry receivable and due from a related party. Cash and cash equivalents are held with a reputable Canadian chartered bank, from which management believes the risk of loss to be minimal.

Financial instruments included in GST and sundry receivable and due from a related party consist of sales tax receivable from government authorities in Canada, deposits held with service providers and a loan provided to the President and CEO of the Company. GST and sundry receivable and due from a related party are in good standing as of August 31, 2009. Management believes that the credit risk concentration with respect to financial instruments included in GST and sundry receivable and due from a related party is minimal.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at August 31, 2009, the Company had a cash and cash equivalents and short term investments balance of $324,654 (May 31, 2009 - $514,086) to settle current liabilities of $102,019 (May 31, 2009 - $72,467). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

4.	Risk Factors (continued)

Market Risk

Market risk is the risk of loss that may arise from changes in interest rates, foreign exchange rates and commodity prices.

(a) Interest Rate Risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by the Company's Canadian chartered bank. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its bank.

(b) Foreign Currency Risk

The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. As a result, the Company's exposure to foreign currency risk is minimal.

(c) Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as they relate to gold to determine the appropriate course of action to be taken by the Company.

Sensitivity Analysis

The Company has, for accounting purposes, designated its cash and cash equivalents as held for trading, which is measured at fair value. GST and sundry receivable and due from a related party are classified for accounting purposes as loans and receivables, which are measured at amortized cost which equals fair value. Accounts payable and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost which also equals fair value.

As of August 31, 2009, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

The sensitivity analysis shown in the notes below may differ materially from actual results.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a three month period:

(i) The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

4.	Risk Factors (continued)

Sensitivity Analysis (continued)

(ii)

Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of gold. Gold has fluctuated widely in recent years. There is no assurance that, even as commercial quantities of gold may be produced in the future, a profitable market will exist for gold. A decline in the market price of gold may also require the Company to reduce its mining interests, which could have a material and adverse effect on the Company’s value. As of August 31, 2009, the Company was not a gold producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

5.	Reclamation Bond

The Company has posted reclamation bonds for its mining projects, as required by the United States, Department of the Interior Bureau of Land Management, to secure clean-up costs, if any, on projects that are abandoned or closed.

6.	Mining Interests

On a quarterly basis, management of the Company reviews exploration expenditures to ensure mining interests include only costs and projects that are eligible for capitalization.

For a description of mining interests, refer to Note 8 of the audited financial statements as at May 31, 2009. The following changes to mining interests occurred from June 1, 2009 to August 31, 2009.

(a) Suyo Project, Peru

On July 2, 2009, a binding Memorandum of Understanding (the “Memorandum”) was signed with a private Peruvian Group which grants a two-stage option (the "Option") to acquire up to a 100% interest in a property located in the Suyo District, Ayabaca Province, Piura Department, Peru (the “Suyo”). The Option provides the Company with a right to earn an 80% interest in Suyo by (i) making a US$20,000 cash payment on signing of the Memorandum; (ii) incurring CAD $1.4 million in exploration and development expenditures; and (iii) issuing a total of two million common shares of the Company over a three year period.

The Option also allows the Company to acquire the remaining 20% subject to it making an additional payment of US$300,000 and issuing a further 250,000 common shares of the Company prior to the third anniversary of the date of the Memorandum.

The Memorandum and the transactions contemplated therein and thereby are conditional upon receipt of all required regulatory approvals, including the approval of the TSX.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

7.	Share Capital

	(a)	Authorized

Unlimited number of common shares

Unlimited number of preference shares. The preference shares are without par value, redeemable, voting, non-participating, and are convertible into common shares at the rate of one common share for five preference shares (none currently issued and outstanding).

	(b)	Issued

	Number
	of
	shares	Amount

Balance, May 31, 2004 and March 26, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)

Balance, May 31, 2005	11,851,494	$4,781,750
Private placement	2,019,104	2,523,880
Debt conversion	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders' fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue - broker warrant valuation	-	(462,173)
Cost of issue - cash laid out	-	(866,375)
Flow-through cost of issue	-	(731,430)

Balance, May 31, 2006	19,086,892	$9,543,301

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

7.	Share Capital (Continued)

(b) Issued (Continued)

	Number
	of
	shares	Amount

Balance, May 31, 2006	19,086,892	$9,543,301
Private placement	2,399,998	1,559,999
Warrant valuation	-	(284,400)
Mineral property acquisition	50,000	34,500
Mineral property acquisition	55,000	22,000
Private placement	3,250,000	1,462,500
Warrant valuation	-	(339,625)
Cost of issue - cash laid out	-	(249,300)
Cost of issue - finder options valuation	-	(165,800)
Flow-through cost of issue	-	(563,472)

Balance, May 31, 2007	24,841,890	$11,019,703
Private placement	11,169,000	4,950,150
Warrant valuation	-	(940,212)
Mineral property acquisition	130,000	45,800
Exercise of warrants	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue - cash laid out	-	(488,720)
Cost of issue - broker warrants valuation	-	(227,417)
Flow-through cost of issue	-	(260,255)

Balance, May 31, 2008	36,288,765	$14,202,266
Mineral property acquisition	30,000	10,800
Private placement	8,333,333	416,666
Cost of issue - cash	-	(47,833)
Cost of issue - broker warrants valuation	-	(30,666)
Flow-through cost of issue	-	(120,833)

Balance, May 31, 2009 and August 31, 2009	44,652,098	$14,430,400

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

8.	Warrants

	Number of	Weighted Average
	Warrants	Exercise Price

Balance, May 31, 2004 and March 26, 2004	-	$-
Issued	602,500	1.44
Expired/cancelled	-	-

Balance, May 31, 2005	602,500	$1.44
Issued	3,435,238	1.63
Expired/cancelled	(602,500)	(1.44)

Balance, May 31, 2006	3,435,238	$1.63
Issued	4,189,999	0.91
Expired/cancelled	(1,043,654)	1.60

Balance, May 31, 2007	6,581,583	$1.18
Issued	5,853,480	0.62
Issued	73,937	0.65
Exercised	(147,875)	0.45

Balance, May 31, 2008	12,361,125	$0.92
Expired	(6,307,645)	(1.18)
Issued	666,666	0.05

Balance, May 31, 2009	6,720,146	$0.59
Expired	(5,044,120)	(0.62)

Balance, August 31, 2009	1,676,026	$0.52

The following are the warrants outstanding at August 31, 2009:

Number of	Fair	Exercise	Expiry
Warrants	Value	Price ($)

656,000	$225,664	0.70	December 21, 2009
153,360	55,056	0.60	December 21, 2009
200,000	32,200	1.40	February 8, 2010
666,666	30,666	0.05	December 4, 2010

1,676,026	$343,586

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

9.	Stock Options

	Number	Weighted Average
	of Stock Options	Exercise Price
Balance, May 31, 2004 and March 26, 2004	-	$-
Granted	1,225,000	1.01
Cancelled	(100,000)	1.00
Balance, May 31, 2005	1,125,000	$1.06
Granted	1,100,000	1.55

Balance, May 31, 2006	2,225,000	$1.28
Granted	1,250,000	1.06
Expired	(375,000)	1.00
Cancelled	(250,000)	1.19

Balance, May 31, 2007	2,850,000	$1.22
Granted	2,700,000	0.63
Expired	(850,000)	1.13
Cancelled	(125,000)	1.38

Balance, May 31, 2008	4,575,000	$0.89
Cancelled	(175,000)	0.68

Balance, May 31, 2009	4,400,000	$0.90
Issued (i)	3,350,000	0.15

Balance, August 31, 2009	7,750,000	$0.57

(i)

On June 23, 2009, the Company granted an aggregate of 3,350,000 options to directors, officers, geologists and consultants of the Company at an exercise price of $0.15 for a period of five years. All the options granted vest immediately. The estimated fair market value under the Black-Scholes option pricing model was $368,500. In determining this value, the following assumptions were used: risk-free interest rate of 2.55%, dividend yield of 0%, expected stock volatility of 155% and an expected life of 5 years.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

9.	Stock options (Continued)

The following are the stock options outstanding and exercisable at August 31, 2009:

				Options
	Options outstanding			exercisable
		Weighted
		average	Weighted
		remaining	average		Weighted
	Number of	contractual	exercise	Number of	average
Expiry Date	Options	life	price	options	exercise price

October 1, 2009	600,000	0.08 years	$1.00	600,000	$ 1.00
December 20, 2009	75,000	0.30	1.10	75,000	1.10
April 15, 2010	700,000	0.62	0.50	700,000	0.50
January 6, 2011	150,000	1.35	1.25	150,000	1.25
April 3, 2011	550,000	1.59	1.80	550,000	1.10
October 31, 2011	500,000	2.17	1.00	500,000	1.00
September 27, 2012	1,825,000	3.08	0.68	1,825,000	0.68
June 23, 2014	3,350,000	4.81	0.15	3,350,000	0.15

	7,750,000	3.15 years	$0.57	7,750,000	$ 0.57

10.	Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted-average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a manner similar to basic loss per share, except the weighted-average shares outstanding are increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

	Three Months Ended
	August 31,
	2009	2008

Numerator for basic loss per share	$(463,040)	$138,389)
Numerator for diluted loss per share	$(463,040)	$(138,389)

Denominator:
Weighted average number of common shares - basic	44,652,098	36,305,532
Weighted average number of common shares - diluted	44,652,098	36,305,532

Basic and diluted loss per share	$(0.01)	$(0.00)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

11.	Segmented Information

The Company's operations comprise a single reporting operating segment engaged in mineral exploration (2008 - same). As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements for loss for the periods presented also represent segment amounts.

The Company operates in two geographic segments for the three months ended August 31, 2009, and year ended May 31, 2009 as follows.

	August 31,	May 31,
	2009	2009

Canada	$3,905,251	$3,999,201
Peru	29,005	-

Total assets	$3,934,256	$3,999,201

12.	Related Party Transactions Not Disclosed Elsewhere

	(i)	For three months period ended August 31, 2009, $Nil (three months ended August 31, 2008 - $15,000) was paid to the former interim CEO and current chairman of the Company for consulting services.

(ii)

For three months period ended August 31, 2009, $37,500 (three months ended August 31, 2008 - $43,500) was paid to the President and CEO of the Company for consulting services. Included in this amount was $26,500 (three months ended August 31, 2008 - $15,000) capitalized to mining interests. Also, $Nil (three months ended August 31, 2008 - $6,000) in car and office allowances was included in this amount.

	(iii)	For three months period ended August 31, 2009, $9,000 (three months ended August 31, 2008 - $17,638) in consulting fees was also paid or accrued to the Chief Financial Officer of the Company.

(iv)

The Company provided a loan of $90,000 to the President and CEO of the Company. The remaining balance of the loan is $10,000. The loan is unsecured, bears no interest and is due on October 31, 2009. The loan was paid down through the application of various bonuses issued to the President and CEO.

These transactions were in the normal course of operations and were measured at the exchange value which is represented by the amount of consideration established and agreed to by the related parties.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

13.	Differences Between Canadian GAAP and US GAAP

The Company's unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounted for its stock compensation plan as described in Note 2(j) in the fiscal 2009 consolidated financial statements under which CICA Handbook Section 3870 requires that compensation for option awards to employees and consultants be recognized in the consolidated financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after June 1, 2003. Accordingly, a fair value compensation expense is reported for any options that were granted and vested during an interim or fiscal period. Prior to this accounting policy, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for fiscal 2004. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standards Board (FASB) Statement 148 effective as of June 1, 2003, which provisions allow the Company to record compensation expense for stock options granted in fiscal 2004 and all future periods based on the estimated fair value of such option, using the prospective method. In December 2004, FASB issued Statement 123 (Revised 2004), "Share-Based Payment," which mandates the recording of compensation expense based on the fair value of such options.

For the three months ended August 31, 2009, 2008, and 2007, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes would be equal to the expense recorded for Canadian GAAP purposes for the three months ended August 31, 2009, 2008, and 2007. Had the Company adopted (FASB) Statement 148 for fiscal 2004, there would be no affect on earnings since no stock options were issued in that year.

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(e) of the annual consolidated financial statements for May 31, 2009, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Mineral property rights relating to the properties are capitalized and they are tested for impairment.

Prior to June 1, 2007, under Canadian GAAP marketable securities and long-term investments are carried at the lower of cost or market, and adjustments to the carrying value are shown as an expense on the statement of operations. Under US GAAP marketable equity securities are carried at market value, and changes to the market value are shown as a component of shareholder's equity (if the securities are classified as available-for-sale securities) or as gain or loss in the statement of operations (if the securities are classified as trading securities). Effective June 1, 2007, the Company's accounting for financial instruments, equity and comprehensive income under US GAAP is substantially equivalent to the accounting under Canadian GAAP.

Canadian GAAP provides that a tax benefit be recorded in the statement of operations to reflect the recovery of future income taxes relating to the renunciation of resource property expenditures to the Company's flow-through share investors (see Note 13 of the annual consolidated financial statements for May 31, 2009). US GAAP has no such provision; consequently, the US GAAP statement of operations contains no such tax benefit.

Under Canadian GAAP, the Company does not impute interest on loans to related parties, while under US GAAP, imputed interest is required to be recorded for the purpose of preparing consolidated financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

13.	Differences Between Canadian GAAP and US GAAP (Continued)

Had the Company's consolidated balance sheets as at August 31, 2009 and May 31, 2008 been prepared using US GAAP, such consolidated balance sheets would be presented as follows:

	August 31, 2009	May 31, 2009

Assets
Current assets
Cash	$324,654	$106,593
Short term investments	-	407,493
GST and sundry receivable	10,084	5,707
Prepaid expenses	8,316	12,283
Due from a related party	12,929	12,803
	355,983	544,879
Reclamation bond	14,375	14,332
Mineral property rights	554,575	512,906

	$924,933	$1,072,117

Liabilities
Current liabilities
Accounts payable	$82,011	$9,017
Accrued liabilities	20,008	63,450

	102,019	72,467
Assets retirement obligation	14,375	14,332

	116,394	86,799

Shareholders' Equity
Share capital
Authorized - unlimited common shares
Issued
Common shares	16,106,390	16,106,390
Additional paid in capital	4,077,994	3,217,776
Warrants	343,586	1,203,804
Cumulative adjustments to marketable securities	(325,305)	(325,305)
Deferred share-based payments	4,510,100	4,141,600
Deficit accumulated before change to an exploration stage company	(3,133,943)	(3,133,943)
Deficit accumulated during the exploration stage	(20,770,283)	(20,225,004)

	808,539	985,318

	$924,933	$1,072,117

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

13.	Differences Between Canadian GAAP and US GAAP (Continued)

Under US GAAP, exploration stage companies are required to provide cumulative-from-inception information relating to income statements, statements of cash flows, and statements of changes in shareholders' equity. Inception has been deemed to be March 26, 2004, the date on which the Company, at a shareholders' meeting, made the decision to return to the business of exploration as its primary business focus. The Company's statements of operations and comprehensive loss under US GAAP are as follows:

Statements of Operations and Comprehensive Loss

				Cumulative
	Three Months Ended			from date
	August 31,	August 31,	August 31,	of inception
	2009	2008	2007	("March 26, 2004")
Expenses
General exploration	$82,425	$234,766	$1,152,704	$9,373,771
Management services	388,500	74,214	76,250	5,614,861
Investor relations, business development and reporting issuer maintenance costs	17,393	16,824	152,658	1,964,454
Write-off of bad debts	-	-	-	1,235
Professional fees	42,438	30,729	72,496	1,266,082
Office and administration	11,934	17,185	74,407	681,072
Flow-through interest expense	-	-	-	188,801
Gain on forgiveness of debt	-	-	-	(35,667)
Failed merger costs	-	-	-	170,000
Site restoration costs	-	-	30,000	-

Loss before the under noted	(542,690)	(373,718)	(1,558,515)	(19,224,609)
Interest income	(2,589)	1,842	16,026	101,582
Write-off mineral property rights	-	-	-	(1,647,256)

Net loss for the period	(545,279)	(371,876)	(1,542,489)	(20,770,283)

Comprehensive (loss) items:
Write-down of marketable securities	-	-	-	(25,000)
Comprehensive loss for the period	$(545,279)	$(371,876)	$(1,542,489)	$(20,795,283)

Loss per common share
Basic	$(0.01)	$(0.01)	$(0.05)
Diluted	$(0.01)	$(0.01)	$(0.05)

Comprehensive loss per common share
Basic	$(0.01)	$(0.01)	$(0.05)
Diluted	$(0.01)	$(0.01)	$(0.05)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

13.	Differences Between Canadian GAAP and US GAAP (Continued)

Statements of Changes in Shareholders' Equity

The changes in common shares from March 26, 2004 (date the Company became a exploration stage enterprise) as required by US GAAP is disclosed below:

		Amount
		Under
Common Shares	Shares	US GAAP

Common shares before change to a exploration stage company and as of March 26, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)

Balance, May 31, 2005	11,851,494	$4,781,750
Private placement	2,019,104	2,523,880
Debt conversation	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders' fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue - broker warrant valuation	-	(462,173)
Cost of issue - cash laid out	-	(866,375)

Balance, May 31, 2006	19,086,892	$10,274,731
Private placement	2,399,998	1,559,999
Warrant valuation	-	(284,400)
Mineral property acquisition	50,000	34,500
Mineral property acquisition	55,000	22,000
Private placement	3,250,000	1,462,500
Warrant valuation	-	(339,625)
Cost of issue - cash laid out	-	(249,300)
Cost of issue - finder options valuation	-	(165,800)
Balance, May 31, 2007	24,841,890	$12,314,605

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

13.	Differences Between Canadian GAAP and US GAAP (Continued)

		Amount
		Under
Common Shares (continued)	Shares	US GAAP

Balance, May 31, 2007	24,841,890	$12,314,605
Private placements	11,169,000	4,950,150
Warrants valuation	-	(940,212)
Mineral property acquisition	130,000	45,800
Exercise of warrants	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue - cash laid out	-	(488,720)
Cost of issue - broker warrants valuation	-	(227,417)

Balance, May 31, 2008	36,288,765	$15,757,423
Mineral property acquisition	30,000	10,800
Private placement	8,333,333	416,666
Cost of issue - cash	-	(47,833)
Cost of issue - broker warrants valuation	-	(30,666)

Balance, May 31, 2009 and August 31, 2009	44,652,098	$16,106,390

Other changes in shareholders' equity are presented as follows:

Additional Paid in Capital
Balance from inception and as of May 31, 2004 and 2005	$25,000
Expired warrants	173,388
Balance, May 31, 2006	$198,388
Expired warrants	449,956
Balance, May 31, 2007 and May 31, 2008	$648,344
Expired warrants	2,569,432
Balance, May 31, 2009	$3,217,776
Expired warrants	860,218
Balance, August 31, 2009	$4,077,994

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

13.	Differences Between Canadian GAAP and US GAAP (Continued)

Warrants

Balance from March 26, 2004 to May 31, 2004	$-
Issued	173,388

Balance, May 31, 2005	$173,388
Issued	2,086,995
Expired	(173,388)

Balance, May 31, 2006	$2,086,995
Issued	974,575
Expired	(449,956)

Balance, May 31, 2007	$2,611,614
Issued	1,167,629
Exercised	(36,673)

Balance, May 31, 2008	$3,742,570
Expired	(2,569,432)
Issued	30,666

Balance, May 31, 2009	$1,203,804
Expired	(860,218)

Balance, August 31, 2009	$343,586

Cumulative Adjustments to Marketable Securities

Balance, June 1, 2001	$(85,625)
Comprehensive loss items	(121,100)

Balance, May 31, 2002	$(206,725)
Comprehensive loss items	(88,580)

Balance, May 31, 2003	$(295,305)
Comprehensive loss items	(5,000)

Balance, March 26, 2004	$(300,305)
Comprehensive loss items	(15,234)

Balance, May 31, 2004, 2005 and 2006	$(315,539)
Comprehensive loss items	(9,766)

Balance, May 31, 2007	$(325,305)
Comprehensive loss items-	-

Balance, May 31, 2008, 2009 and August 31, 2009	$(325,305)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

13.	Differences Between Canadian GAAP and US GAAP (Continued)

Deferred Share-Based Payments
Balance, May 31, 2004	$-
Vesting of stock options	775,613
Balance, May 31, 2005	$775,613
Vesting of stock options	573,700
Balance, May 31, 2006	$1,349,313
Vesting of stock options	1,358,687
Balance, May 31, 2007	$2,708,000
Vesting of stock options	1,433,600
Balance, May 31, 2008, 2009	$4,141,600
Vesting of stock options	368,500
Balance, August 31, 2009	$4,510,100

Deficit Accumulated During the Exploration Stage
Balance, March 26, 2004	$-
Net loss	4,678
Comprehensive loss items	(15,234)
Balance, May 31, 2004	$(10,556)
Net loss	(1,743,463)
Balance, May 31, 2005	$(1,754,019)
Net loss	(3,673,388)
Balance, May 31, 2006	$(5,427,407)
Net loss	(6,052,723)
Balance, May 31, 2007	$(11,480,130)
Net loss	(6,157,896)
Balance, May 31, 2008	$(17,638,026)
Net loss	(2,586,978)
Balance, May 31, 2009	$(20,225,004)
Net loss	(545,279)
Balance, August 31, 2009	$(20,770,283)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

13.	Differences Between Canadian GAAP and US GAAP (Continued)

The Company's statements of cash flows under US GAAP are as follows:

Statements of Cash Flows

				Cumulative
	Three Months Ended			from date
	August 31,	August 31,	August 31,	of inception
	2009	2008	2007	("March 26, 2004")
Cash flows from operating activities
Net loss for the period	$(545,279)	$(371,876)	$(1,542,489)	$(20,770,283)
Items not involving cash:
Forgiveness of debt	-	-	-	(35,667)
Write-off of bad debts	-	-	-	1,235
Share-based payments	368,500	-	-	4,398,625
Accrued Interest income	(126)	(1,279)	-	(59,128)
Write-off of mineral property rights	-	-	-	1,647,256
Change in non-cash operating working activities:
GST and sundry receivable	(4,377)	27,114	119,760	(15,264)
Prepaid expenses	3,967	(28,456)	(84,923)	(2,646)
Due from a related party	-	-	-	2,296
Accounts payable	72,994	143,889	95,201	153,030
Accrued liabilities	(43,442)	(45,000)	-	(44,280)
Cash flows used in operating activities	(147,763)	(275,608)	(1,412,451)	(14,724,826)
Cash flows from financing activities
Repayment of loans from related parties	-	-	-	(28,594)
Share/warrant issuance	-	-	3,485,600	18,052,210
Cost of issue	-	-	(378,345)	(1,776,309)
Proceeds from loan	-	-	-	175,000
Repayment of loan	-	-	-	(75,000)

Cash flows provided by financing activities	-	-	3,107,255	16,347,307

Cash flows from investing activities
Purchase of reclamation bond	-	-	(13,896)	(13,090)
Redemption (purchase) of short term investments	407,493	534,804	(2,538,979)	43,903
Exploration advances	-	-	312,491	-
Purchase of mineral property rights	(41,669)	(85,135)	(326,929)	(1,328,641)

Cash flows provided by (used in) investing activities	365,824	449,669	(2,567,313)	(1,297,828)

Change in cash during the period	218,061	174,061	(872,509)	324,653
Cash, beginning of period	106,593	84,856	1,299,277	1

Cash, end of period	$324,654	$258,917	$426,768	$324,654

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

13.	Differences Between Canadian GAAP and US GAAP (Continued) Statements of Cash Flows (continued)

				Cumulative
	Three Months Ended			from date
	August 31,	August 31,	August 31,	of inception
	2009	2008	2007	("March 26, 2004")

Supplemental Schedule of Non-Cash Transaction
Share issuance included in mining interest	$-	$10,800	$35,000	$563,875
Warrant issuance included in mining interest	$-	$-	$-	$184,750
Share-based payments included in mining interest	$-	$-	$-	$111,475
Interest paid	$-	$-	$-	$45,159

14.	Comparative Figures

Certain prior year figures have been reclassified to conform with the current year's presentation.